UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)
Rule 13E-3 Transaction Statement
Pursuant to Section 13(e) of
the Securities Exchange Act of 1934

HAROLD’S STORES, INC.
(Name of the Issuer)

Harold’s Stores, Inc.
Ronald S. Staffieri
Kenneth C. Row
Jodi L. Taylor
Curtis E. Elliott
Cherryl Sergeant
James D. Abrams
Robert  L.  Anderson
Margaret A.  Gilliam
William E. Haslam
Clark J. Hinkley
Leonard  M.  Snyder
W. Howard Lester
Ronald de Waal
Inter-Him N.V.
RonHow, LLC
(Name of Persons Filing Statement)

Common Stock $0.01 par value

413353103
(CUSIP Number of Class of Securities)

Jodi Taylor Chief Financial Officer Harold’s Stores, Inc. 5919 Maple Avenue Dallas, Texas 75235 (214) 366-0600	With a copy to: Michael M. Stewart Crowe & Dunlevy, A Professional Corporation 20 N. Broadway, Suite 1800 Oklahoma City, Oklahoma 73102 (405) 235-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation * $55,500	Amount of Filing Fee $1.70

* The transaction value is calculated based on the $0.30 per share estimated to be paid for 185,000 shares expected to be cashed out in the Rule 13e-3 transaction. The filing fee is one fiftieth of one percent of the total transaction value of $55,500.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission by Harold’s Stores, Inc. (the “Company”) on June 5, 2007 in connection with a proposed reverse/forward stock split of the Company’s common stock on the basis of one share for each 1,000 shares outstanding.  As a result of the reverse/forward stock split, 6,223,508 shares of the Company’s common stock currently issued and outstanding will be reduced to approximately 6,039,114 shares (after fractional share repurchases) issued and outstanding. Following the reverse/forward stock split, the Company will have fewer than 300 shareholders of record. Accordingly, the Company intends to terminate the registration of its common stock under Section 12(g) and to suspend its filing obligations under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

        This Amendment is being filed concurrently with an amended preliminary proxy statement (the “Proxy Statement”) filed by the Company on Schedule 14A under the Exchange Act for the Company’s 2007 annual meeting of shareholders. At the annual meeting, the Company’s shareholders will be asked to consider and vote on proposals (i) to approve amendments to the Company’s Certificate of Incorporation to effect the reverse/forward stock split; (ii) to elect seven directors to the Company’s board of directors, each to serve for a one-year term; (iii) to amend the Company’s Certificate of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 25,000,000 shares to 150,000,000 shares and to increase the number of shares of preferred stock the Company is authorized to issue from 1,000,000 shares to 2,000,000 shares; and (iv) to act upon such other matters as may properly come before the annual meeting or any adjournments or postponements thereof. The amended Proxy Statement is attached hereto as Exhibit (a)(2)-(3).

             In accordance with the requirements of General Instruction G to Schedule 13E-3, this Amendment incorporates, where applicable, the information contained in the Proxy Statement in response to the Items hereof.

Item 1. Summary Term Sheet.

        The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The information set forth in the Proxy Statement under the caption “Information About the Company – The Filing Persons of the Company” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Shareholders Entitled to Vote” is incorporated herein by reference.

(c), (d) The information set forth in the Proxy Statement under the captions “Information About the Company – Trading Market and Price Range of Common Stock” and “Information About the Company – Dividend Policy” is incorporated herein by reference.

(e) None.

(f) The information set forth in the Proxy Statement under the caption “Information about the Company – Prior Share Purchases by the Filing Persons” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the Proxy Statement under the caption “The Filing Persons of the Company” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Certain Effects of the Reverse/Forward Stock Split,” “Special Factors – Effects of the Reverse/Forward Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse/Forward Stock Split on Remaining Shareholders,” “Special Factors – Effects of the Reverse/Forward Stock Split on our Directors, Officers and Controlling Shareholders,” “Special Factors – Fairness Determination by the Company and the Filing Persons” and “Special Factors – Summary of Fairness Opinion” is incorporated herein by reference.

(c) Not applicable.

(d) The information set forth in the Proxy Statement under the caption “General Information – Appraisal/Dissenters’ Rights of the Company’s Shareholders” is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Proxy Statement under the caption “Information about the Company – Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors – Merger or Sale of Assets” is incorporated herein by reference.

(c) Not applicable.

(e) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors – Certain Effects of the Reverse/Forward Stock Split,” “Special Factors – Effects of the Reverse/Forward Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse Split on Remaining Shareholders,” and “Special Factors – Effects of the Reverse Split on our Directors, Officers and Controlling Shareholders” is incorporated herein by reference.

(c) (1-5) Not applicable.

     (6-8) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors – Certain Effects of the Reverse/Forward Stock Split,” “Special Factors – Effects of the Reverse Split on Remaining Shareholders” and “Special Factors – Fairness Determination by the Company and the Filing Persons” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Special Factors – Purposes of and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors – Alternatives Considered by the Board of Directors” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Special Factors – Purposes of and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors – Certain Effects of the Reverse/Forward Stock Split,” “Special Factors – Effects of the Reverse/Forward Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse Split on Remaining Shareholders,” “Special Factors – Effects of the Reverse Split on our Directors, Officers and Controlling Shareholders and “Special Factors – Certain Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

 (a), (b), (e) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Fairness Determination by the Company and the Filing Persons,” “Special Factors – Summary of Fairness Opinion” and “Special Factors – Conclusion” is incorporated herein by reference.

 (c), (d) The information set forth in the Proxy Statement under the caption “Special Factors – Fairness Determination by the Company and the Filing Persons” is incorporated herein by reference.

(f) The information set forth in the Proxy Statement under the caption “Special Factors – Merger or Sale of Assets” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)  The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Fairness Determination by the Company and the Filing Persons,” “Special Factors – Summary of Fairness Opinion,” “Special Factors – Conclusion,” “General Information About the Reverse/Forward Stock Split – Background” is incorporated herein by reference.

(b)  The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Special Factors – Summary of Fairness Opinion” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption “Special Factors – Summary of Fairness Opinion” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)  The information set forth in the Proxy Statement under the caption “General Information About the Reverse/Forward Stock Split – Financing of the Reverse Stock Split” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “General Information About the Reverse/Forward Stock Split – Background” and “General Information About the Reverse/Forward Stock Split – Statutory Surplus” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption “General Information About the Reverse/Forward Stock Split – Fees and Expenses” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption “General Information About the Reverse/Forward Stock Split – Financing of the Reverse Stock Split” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Effects of the Reverse Split on our Directors, Officers and Controlling Shareholders” and “Information About the Company – Security Ownership of Certain Beneficial Owners and Management.”

(b) None.

Item 12. The Solicitation or Recommendation.

(d), (e) The information set forth in the Proxy Statement under the captions “Shareholders Entitled to Vote,” “Solicitation of Proxies,” “Summary Term Sheet,” “Special Factors – Effects of the Reverse Split on our Directors, Officers and Controlling Shareholders,” “General Information About the Reverse/Forward Stock Split – Approvals Required to Effect the Reverse/Forward Stock Split” and “Information About the Company – Conclusion” is incorporated herein by reference.

Item 13. Financial Information.

(a), (b) The information set forth in the Proxy Statement under the caption “Information About the Company – Financial Statements” is incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

        (a), (b) None.

Item 15. Additional Information.

        None.

Item 16. Exhibits.

See the Index to Exhibits included with this Report for the exhibits filed as a part of this report.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAROLD'S STORES, INC.

Date: July 26, 2007	By: /s/ Jodi L. Taylor Jodi L. Taylor, Chief Financial Officer

/s/ Ronald S. Staffieri* Ronald S. Staffieri

/s/ Kenneth C. Row* Kenneth C. Row

`	/s/ Jodi L. Taylor Jodi L. Taylor

/s/ Curtis E. Elliott* Curtis E. Elliott

/s/ Cherryl Sergeant* Cherryl Sergeant

/s/ James D. Abrams* James D. Abrams

/s/ Robert L. Anderson* Robert L. Anderson

/s/ Margaret A. Gilliam* Margaret A. Gilliam

/s/ William E. Haslam* William E. Haslam

/s/ Clark J. Hinkley* Clark J. Hinkley

/s/ Leonard M. Snyder* Leonard M. Snyder

/s/ W. Howard Lester* W. Howard Lester

/s/ Ronald de Waal* Ronald de Waal

INTER-HIM N.V.

By: /s/ Victor Hoogstraal* Victor Hoogstraal, Managing Director

RONHOW, LLC

By: INTERHIM HOLDINGS NEVADA, INC.

By: /s/ Robert L. Anderson* Robert L. Anderson, President

*By: /s/ Jody L. Taylor Jodi L. Taylor, Attorney-in-Fact

INDEX TO EXHIBITS

(a)(1)	None.

(a)(2)-(3)	Amended Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July ___, 2007 is incorporated herein by reference.

(a)(4)	None.

(a)(5)(i)
Our Annual Report on Form 10-K filed for the fiscal year ended February 3, 2007, filed with the SEC on April 30, 2007, as amended by Form 10-K/A filed with the SEC on May 31, 2007 is incorporated herein by reference.

(a)(5)(ii)	Our Quarterly Report on Form 10-Q filed for the fiscal quarter ended May 5, 2007, filed with the SEC on June 19, 2007, is incorporated herein by reference.

(b)(1)	Subordinated Loan Agreement dated August 31, 2006 between Harold’s Stores, Inc. and RonHow, LLC (Incorporated by reference to Exhibit 10.3 to Form 8-K dated August 31, 2006).

(b)(2)
Amendment No. 5 to Loan and Security Agreement dated August 31, 2006 by and among Wells Fargo Retail Finance II, LLC, Harold's Stores, Inc, Harold’s Financial Corporation, Harold’s Direct, Inc., Harold’s Stores of Texas, L.P. and Harold’s of Jackson, Inc. (Incorporated by reference to Exhibit 10.1 to Form 8-K dated August 31, 2006).

(c)(1)	Report of Southwest Securities, Inc., dated May 4, 2007 (filed previously as an exhibit to Schedule 13E-3 filed with the Securities and Exchange Commission on June 5, 2007).

(c)(2)
Opinion of Southwest Securities, Inc., dated May 11, 2007 (Incorporated herein by reference to Appendix B to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 5, 2007).

(d)	Not applicable.

(f)	The information set forth in “General Information – Appraisal/Dissenters’ Rights of the Company’s Shareholders” in the Proxy Statement filed as Exhibit (a)(2) is incorporated herein by reference.

(g)	None.

Other	Power of Attorney.*

*Filed herewith